SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 333-

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

METTLER TOLEDO

RETIREMENT SAVINGS PLAN

1900 POLARIS PARKWAY

COLUMBUS, OH 43240-4035

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

METTLER-TOLEDO INTERNATIONAL INC.

IM LANGACHER

P.O. BOX MT-100

CH8606 GREIFENSEE, SWITZERLAND

Mettler Toledo

Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2002 and 2001

Mettler Toledo Retirement Savings Plan

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Auditors

To the Participants and Plan Administrator of

Mettler Toledo Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Mettler Toledo Retirement Savings Plan (the Plan) at December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the accumulated plan benefits of Mettler Toledo Retirement Savings Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, on a basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule (modified cash basis) of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

Columbus, Ohio

May 22, 2003

Mettler Toledo Retirement Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)

December 31, 2002 and 2001

	2002	2001
Assets
Investments, fair value	$81,859,397	$89,775,450
Loans to participants	1,403,847	1,500,318

Net assets available for benefits	$83,263,244	$91,275,768

The accompanying notes are an integral part of these financial statements.

Mettler Toledo Retirement Savings Plan

Statements of Change in Net Assets Available for Benefits

(Modified Cash Basis)

For the Years Ended December 31, 2002 and 2001

	2002	2001
Investment (loss) income
Dividends and interest	$2,564,585	$3,019,113
Net depreciation in fair value of investments	(13,410,618)	(8,784,474)

Net investment loss	(10,846,033)	(5,765,361)

Contributions
Employer	3,413,442	1,941,482
Participant	6,929,414	5,978,811

Total contributions	10,342,856	7,920,293

Total deductions/additions	503,177	2,154,932

Benefits paid to participants or beneficiaries	7,432,754	8,461,331
Adminstrative expenses	76,593	59,496

Total deductions	7,509,347	8,520,827

Net decrease in net assets available for benefits	(8,012,524)	(6,365,895)
Net assets available for benefits, beginning of year	91,275,768	97,641,663

Net assets available for benefits, end of year	$83,263,244	$91,275,768

The accompanying notes are in integral part of these financial statements.

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of Plan

The following description of the Mettler Toledo Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a qualified defined contribution plan covering substantially all full-time employees of Mettler-Toledo, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Contributions

Each year, participants may contribute up to 16% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of each participant’s contribution that does not exceed 6% of compensation. Forfeitures may be used by the Company to reduce future contributions or reasonable Plan expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. A yearly loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment funds net investment earnings and changes in fair value are allocated to each participant’s account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Prior to July 1, 2002, the three year cliff rule was in effect for all participants in the Plan. Effective July 1, 2002 , some units became immediately vested in the Plan. All other units continued to vest under the original vesting provisions. A participant will become vested after five years if the Company makes a discretionary contribution. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on the end of the plan year.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through Vanguard Fiduciary Trust Company (VFTC), the plan trustee. A participant may transfer amounts between investment options as of any business day.

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Payment of Benefits

A participant’s vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or in equal annual installments not to exceed five years. Forfeitures, if any, are used by the Company to reduce future contributions or reasonable Plan expenses. Participants may make a withdrawal due to hardship. Such withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

2.	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The differences between this modified cash basis and accounting principles generally accepted in the United States of America are that contributions and interest and dividend income are recognized when received, and distributions are recognized when paid.

Investment Valuation and Income Recognition

Under the terms of a trust agreement between the Company and VFTC, the trustee invests trust assets at the direction of the plan participants. The trustee has reported to the Company the trust fund investments and the trust transactions at both cost and fair value. Fair value is based on quoted market prices obtained by the trustee. The investment contracts underlying the Vanguard Investment Contract Trust are carried at contract value as reported by the trustee. Remaining investments, other than loans to participants, are stated at fair value, as determined by the trustee. Loans to participants are stated at unpaid principal, which approximates fair value. Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

Interest charged to participants for participant loans is reviewed annually by the Plan administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed 50% of a participant’s vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recognized when received.

Contributions

Participant and employer contributions are recognized when received by the trustee.

Payment of Benefits

Benefits are recognized when paid.

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Forfeitures

The portion of a participant’s account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Company’s future contributions. Forfeitures in the amounts of $47,890 and $56,372 were used to reduce Plan expenses in 2002 and 2001, respectively.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Company. Audit fees are either paid by the Company or from the forfeiture account. Should the Company elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

3.	Investments

The following investments represent 5% or more of net assets available for benefits at December 31, 2002 and 2001:

	2002	2001
Investments at fair value
Vanguard Index Trust-500 Portfolio	$13,557,164	$18,302,849
Vanguard PRIMECAP Fund	5,691,623	8,135,436
Windsor II Fund	4,683,225	6,368,068
Wellington Fund	4,437,467	4,787,690
Investments at contract value
Vanguard Investment Contract Trust	24,240,787	23,034,659

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

4.	Transactions with Parties-in-Interest

Certain plan investments are shares of mutual funds managed by VFTC. VFTC is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest. Participants may select employee stock as an investment option. The amounts held at December 31, 2002 and 2001 were $582,262 and $528,642, respectively

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated September 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since then; however, the plan administrator believes the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

7.	Plan Amendments

Effective July 1, 2002 the Company amended the Company contribution and matching provision for certain units. The Company contributed an additional 3% of participant compensation, as defined by the plan, from July 1, 2002 to December 31, 2002. If a participant was at least 45 years old and achieved 15 years of service with the Company as of December 31, 2001, the Company contributed an additional amount to these participants’ accounts. This additional amount was determined by a participant’s eligible pay in 2001, the number of years of service until the participant’s normal retirement, as defined by the Plan, the number of years the participant worked with the Company and the level of the participants benefits in the Mettler Toledo Retirement Plan. This amount was notified to participants.

Mettler Toledo Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

8	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$83,263,244	$91,275,768
Less amounts allocated to withdrawing participants	—	(670,666)

Net assets available for benefits per the Form 5500	$83,263,244	$90,605,102

The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500 for the year ended December 31, 2002.

Benefits paid to participants per the financial statements	$7,432,754
Add amounts allocated to withdrawing participants at end of year	—
Less amounts allocated to withdrawing participants at prior year	(670,666)

Benefits paid to participants per the Form 5500	$6,762,088

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date.

9.	Subsequent Events

Effective January 1, 2003, the Company adopted an Enhanced Retirement Savings Plan (Enhanced Plan). This new plan is a modification to the existing Retirement Savings Plan. The key changes are as follows:

Contributions

Participants may contribute up to 50% of pretax annual compensation as defined by the Plan and IRS limits. The Company contributes 100% of participants’ initial 3% of compensation plus 50% of participants’ additional 3% of compensation. In addition, the Company will contribute an additional 1.5% of participants annual compensation as defined by the Enhanced Plan.

Vesting

Participants will now become 100% vested in the Company’s matching portion of contributions on December 31 of each calendar year. Participants will become immediately vested upon retirement, death or disability.

Mettler Toledo Retirement Savings Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4(i)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Fair/contract value
* Vanguard	Fixed Income Fund—GNMA Portfolio; 179,502 units	$1,930,523
* Vanguard	Total Bond Market Portfolio; 119,913 units	1,244,953
* Vanguard	Fixed Income Fund—High-Yield Corporate Portfolio; 79,344 units	466,564
* Vanguard	Intermediate Term Corporate Portfolio; 31,941 units	323,137
* Vanguard	Short-Term Federal Fund; 49,421 units	528,802
* Vanguard	Fixed Income Fund—Long-Term Corporate Portfolio; 90,175 units	832,756
* Vanguard	Asset Allocation Fund; 66,931 units	1,209,442
* Vanguard	Balanced Index Fund; 21,655 units	338,904
* Vanguard	Wellington Fund; 180,671 units	4,437,467
* Vanguard	Life Strategy Growth Portfolio; 105,297 units	1,512,511
* Vanguard	Life Strategy Conservative Growth Portfolio; 19,008 units	243,700
* Vanguard	Life Strategy Income Portfolio; 25,488 units	314,128
* Vanguard	Life Strategy Moderate Growth Portfolio; 64,724 units	897,943
* Vanguard	International Growth Portfolio; 131,378 units	1,597,854
* Vanguard	International Equity Index Fund—European Portfolio; 13,942 units	226,001
* Vanguard	Emerging Markets Stock Index Fund; 30,295 units	231,151
* Vanguard	Pacific Stock Index Fund; 13,874 units	81,577
* Vanguard	Total International Stock Index Fund; 13,223 units	102,151
* Vanguard	International Value Portfolio; 3,032 units	57,092
* Vanguard	Index Trust-500 Portfolio; 167,041 units	13,557,164
* Vanguard	Windsor II Fund; 225,132 units	4,683,225
* Vanguard	Selected Value Portfolio; 48,092 units	551,304
* Vanguard	Index Trust—Total Stock Market Portfolio; 20,314 units	407,851
* Vanguard	Growth and Income Portfolio; 48,640 units	1,058,917
* Vanguard	Equity Income Fund; 13,559 units	253,781
* Vanguard	Convertible Securities Fund; 3,525 units	36,699
* Vanguard	STAR Fund; 8,208 units	117,790
* Vanguard	Value Index Fund; 23,749 units	348,053
* Vanguard	Wellesley Income Fund; 43,023 units	856,398
* Vanguard	Prime Portfolio; 1,593,874 units	1,593,874
* Vanguard	Explorer Fund; 33,381 units	1,519,277
* Vanguard	Index Trust—Extended Market Portfolio; 5,761 units	107,963
* Vanguard	Index Trust—Growth Portfolio; 46,413 units	926,513
* Vanguard	Index Trust—Small Capitalization Stock; 43,139 units	675,934
* Vanguard	U.S. Growth Portfolio; 141,569 units	1,707,842
* Vanguard	Morgan Growth Fund; 29,330 units	327,243
* Vanguard	PRIMECAP Fund; 147,180 units	5,691,623
* Vanguard	Specialized Portfolios—Energy PortfolioEnergy Fund; 18,034 units	418,378
* Vanguard	Specialized Portfolios—REIT Index Portfolio; 51,754 units	613,012
* Vanguard	Specialized Portfolios—Utilities Income Fund; 8,492 units	74,648
* Vanguard	Specialized Portfolios—Health Care Portfolio; 28,268 units	2,824,067
* Vanguard	Horizon Fund—Aggressive Growth Portfolio; 32,753 units	429,799
* Vanguard	Horizon Fund—Capital Opportunity Portfolio; 82,516 units	1,403,171
* Vanguard	Horizon Fund—Global Equity Portfolio; 22,311 units	241,623
* Vanguard	Mid Cap Index Fund; 3,386 units	33,543
* Vanguard	Mettler-Toledo Stock; 73,380 units	582,262
* Vanguard	Vanguard Investment Contract Trusts; 24,240,787 units	24,240,787
Participant Loans	Various; ranging from 4.25% to 8.5%	1,403,847

	Total	$83,263,244

* Denotes party-in-interest.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003	METTLER TOLEDO RETIREMENT SAVINGS PLAN

/s/ SHAWN P. VADALA
Shawn P. Vadala Plan Administrator

METTLER TOLEDO RETIREMENT SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1a	Consent of Independent Accountants	Page 12